EXHIBIT 99.1

Press Release

Adecco increases sales, margins and profits in Q1

Q1 2005 Highlights (Q1 05 vs. Q1 04)

•	Revenues of EUR 4.1 billion, up 8%
•	Operating income of EUR 108 million, up 82%
•	Net income of EUR 63 million, up 111%; earnings per share of EUR 0.33 (2004: EUR 0.16)
•	Gross margin increases by 15 bp at Adecco Staffing and 90 bp at Ajilon; Adecco US gross margin improves by 100 bp
•	Continuing strong performance in professional services segment, with profit up 48% at Ajilon
•	Motion to dismiss granted in the securities class action

Chéserex, Switzerland – May 24, 2005: The Adecco Group, the worldwide leader in Human Resource services, today announces results for the first quarter 2005.

Jérôme Caille, Adecco Group Chief Executive Officer, said: “In this quarter, we have delivered sales growth combined with gross margin and operating margin improvements. I am pleased with our sales growth in some key countries, including France, Japan, the Netherlands and Germany, where we grew faster than the market. Our gross margin was mainly enhanced by our achievements at Adecco US, our strong performance in professional staffing services, and further growth in our permanent placement business.”

“We delivered EUR 108 million operating income with improving profitability, while investing in the future, with 1,000 new staff and 100 additional offices in higher-margin faster-growing markets. With an expanding global presence and service offering, and a constant focus on efficiency, we are ideally positioned to support our clients in their long-term HR and productivity challenges”, Caille said.

Sales and Gross Margin
Group sales for the first quarter of 2005 were EUR 4.1 billion, an 8% increase compared to the first quarter of 2004. Gross margin increased year over year at our two major divisions: Adecco Staffing (14.8% vs. 14.6% in 2004) and Ajilon (24.3% vs. 23.4% in 2004). This, partly offset by the business mix effect of lower LHH Career Services division revenues, resulted in a 10bp improvement in group gross margin (16.6% vs. 16.5% in 2004).

Operating Costs
Operating costs as a percentage of sales were reduced to 13.9% (2004: 14.9%) in the first quarter principally due to elimination of costs associated with the financial reporting delay (2004: EUR 36 million). On a like-for-like basis, Q105 operating costs increased by 7% as we increased our branch network by 85 branches and added 700 new staff to support permanent placement and the branch expansion. 23 branches and 300 staff were also added through the acquisition of PeopleOne in India.

Operating Income
Operating income for the first quarter of 2005 was EUR 108 million, an increase of 82% compared to the first quarter of 2004. Operating income margin improved by 110 bp to 2.7% in the first quarter (2004: 1.6%). Last year‘s operating income was impacted by the costs of the 2003 financial reporting delay; excluding this impact, operating income improved by 13%.

Provision for Income Taxes
The effective tax rate for the first quarter was 32.5% compared with 35.5% last year. The decrease in the first quarter 2005 effective tax rate mainly reflected the absence of expenses associated with the 2003 financial reporting delay, which receive a lower tax benefit, and changes in the mix of income being taxed at higher tax rates.

Adecco SA - Q1 2005 Results	Page 1 of 8

Press Release

Net Income and EPS
Net income was up 111% to EUR 63 million (2004: EUR 30 Million) in the first quarter 2005. On an underlying basis, excluding the costs of the 2003 financial reporting delay, net income was up 13%. Earnings per share were EUR 0.33 for 2005 (EUR 0.16 for 2004).

Balance Sheet, Cash-flow, and Net Debt1
Positive cash-flows for the quarter from operations of EUR 68 million were EUR 20 million below last year, principally due to a greater reduction in payables of EUR 89 million compared to Q1 2004. This reduction was mostly due to payment timing including the effect of the 53rd accounting week in 2004. Net debt increased by EUR 62 million to EUR 361 million during the quarter mainly due to EUR 103 million to fund the acquisition of Altedia in France.

Jim Fredholm, Adecco Group Chief Financial Officer, said: “The balance sheet position continues to be strong, with cash and short-term investments of EUR 1.1 billion and we achieved a one day improvement in DSO (days sales outstanding) this quarter. Both Standard & Poor’s and Moody’s rate Adecco’s debt as investment grade, with a positive outlook and stable outlook, respectively.”

Currency Impact2
Currency fluctuations in the first quarter reduced reported sales growth by 1%, principally due to the strengthening of the Euro against the US Dollar, and operating income growth by 6%, principally due to the strengthening of the Euro against the Swiss Franc and US Dollar.

Divisional performance

Adecco Staffing
During the quarter the division accounted for EUR 3.6 billion or 88% of group revenue and 80% of total operating income generated by operating units. The 10 geographical regions discussed below account for over 90% of the division’s revenues. Overall, Adecco Staffing achieved revenue growth of 7% for the quarter. The division’s operating income rose 17% and operating margins for the year increased by 20 bp to 3.0%.

Q105 sales and sales growth at constant currency rates (CR) for key Adecco Staffing business units were as follows:

	Sales
	(EUR million)	(% variance at CR)

Adecco France	1,383	6%
Adecco North America	617	-1%
Adecco Japan	317	23%
Adecco Italy	239	10%
Adecco UK	180	5%
Adecco Benelux	177	13%
Adecco Iberia	160	11%
Adecco Nordics	104	27%
Adecco Germany	76	19%
Adecco Switzerland	70	12%

Flat sales in the US were offset by strong gross margin improvement of 100 bp in line with performance improvement goals.

1 Net debt is a non-US GAAP measure and comprises short-term and long-term debt less cash and cash equivalents and short-term investments.
2 All percentage comparisons are expressed in Euro unless stated otherwise

Adecco SA - Q1 2005 Results	Page 2 of 8

Press Release

Ajilon Professional
Ajilon Professional Services, which represents 11% of group revenues and 16% of total operating income generated by operating units, increased sales for the quarter by 13% to EUR 0.5 billion with a 48% increase in operating income reflecting improving gross margins and operational gearing.

Q105 sales and sales growth in constant currency rates (CR) for key Ajilon Professional business units were as follows:

	Sales
	(EUR million)	(% variance at CR)

Ajilon North America	185	20%
Ajilon UK	173	12%

LHH Career Services
LHH Career Services which represents 1% of group sales and 4% of total operating income generated by operating units experienced a further revenue decline of 14% in the quarter reflecting general market conditions. Operating margins at 13.2% remained the highest in the Group. The acquisition of Altedia in France is proceeding as planned, supporting the extension of the LHH business in Europe.

Litigation and Regulatory matters; motion to dismiss granted in the securities class action
As previously announced the pending consolidated class action complaint filed against the company and certain of its directors and officers in the United States District Court for the Southern District of California has been dismissed. The Court’s order dismisses the complaint without prejudice and grants plaintiffs leave to amend the complaint within 45 days.

The previously announced US state unemployment tax reviews and French antitrust investigation are ongoing. As previously stated, there can be no assurance that the resolution of these matters will not have a material adverse effect on Adecco’s consolidated financial position, results of operations, or cash flows. In addition, Adecco’s previously announced appeal against a reprimand without monetary sanction by the SWX for an alleged violation of ad hoc publicity rules is still pending.

Outlook
The key drivers for the industry are global GDP trends in developed and emerging markets, labour market flexibility as a result of more favourable regulation, and extension of products and services. These indicators are expected to remain favourable for the staffing services market in 2005. With our continuing focus on profitable sales growth through the expansion of our branch network and extension of our service lines, we look for further organic sales growth and margin improvements at or above market levels over the course of the year.

Forward-looking statements
Information in this release may involve guidance, expectations, beliefs, plans, intentions or strategies regarding the future. These forward-looking statements involve risks and uncertainties. All forward-looking statements included in this release are based on information available to Adecco S.A. (the "Company") as of the date of this release, and we assume no duty to update any such forward-looking statements. Factors that could affect the Company's forward-looking statements include, among other things: global GDP trends and the demand for temporary work; changes in regulation of temporary work; intense competition in the markets in which the Company competes; changes in the Company’s ability to attract and retain qualified temporary personnel; the resolution of US state unemployment tax reviews; the resolution of a French anti-trust investigation; the resolution of the US class action litigation and remaining regulatory inquiries relating to the 2003 financial reporting delay; and any adverse developments in existing commercial relationships, disputes or legal proceedings.

Adecco SA - Q1 2005 Results	Page 3 of 8

Press Release

The forward-looking statements in this release are not guarantees of future performance and actual results could differ materially from our current expectations. Numerous factors could cause or contribute to such differences. Please refer to the Company's most recent Annual Report on Form 20-F and other reports filed with or submitted to the United States Securities and Exchange Commission from time to time, for a further discussion of the factors and risks associated with our business.

About Adecco
Adecco S.A. is a Fortune Global 500 company and the global leader in HR services. The Adecco Group network connects up to 700,000 associates with business clients each day through its network of 30,000 employees and over 6,000 offices in 70 countries and territories around the world. Registered in Switzerland, and managed by a multinational team with expertise in markets spanning the globe, the Adecco Group delivers an unparalleled range of flexible staffing and career resources to corporate clients and qualified associates.

The Adecco Group comprises three Divisions: Adecco Staffing, Ajilon Professional and LHH Career Services. In Adecco Staffing, the Adecco network focuses on flexible staffing solutions for global industries, including automotive, banking, electronics, logistics and telecommunications; Ajilon Professional offers an unrivalled range of specialised branded businesses; and LHH Career Services encompasses our portfolio of outplacement and coaching consultancy businesses.

Adecco S.A. is registered in Switzerland (ISIN: CH0012138605) and listed on the Swiss Stock Exchange with trading on Virt-x (SWX/VIRT-X:ADEN), the New York Stock Exchange (NYSE:ADO) and Euronext Paris - Premier Marché (EURONEXT: ADE).

_________________________
Contacts:

Adecco Corporate Investor Relations
Investor.relations@adecco.com or +41 (0) 44 878 8888

Adecco Corporate Press Office
Press.office@adecco.com or +41 (0) 44 878 8832

Cubitt Consulting
kate.martens@cubitt.com or +44 (0) 207 367 5100

There will be an audio webcast of the analyst teleconference at 1000 CET, details of which can be found at our Investor Relations section at http://webcast.adecco.com.

Adecco SA - Q1 2005 Results	Page 4 of 8

PRESS RELEASE - Annexes

Consolidated Statements of Operations

EUR millions	Three months ended

	April 3, 2005	March 28, 2004	% change

			EUR	Constant

Revenues	4,086	3,800	8%	9%
Direct costs of services	(3,409)	(3,173)

Gross margin	677	627	8%	10%
	16.6%	16.5%

Selling, general & administrative expenses	(569)	(567)
Amortisation of intangibles	-	-

Operating income	108	60	82%	88%
%	2.7%	1.6%

Interest and other expenses	(15)	(14)
Provision for income taxes	(30)	(16)

Income from continuing operations	63	30	112%

	1.5%	0.8%

Income (loss) from discontinued operations	-	-

Net income	63	30	111%

	1.5%	0.8%

Basic earnings per share:
Continuing operations	0.33	0.16
Discontinued operations	-	-

Basic earnings per share	0.33	0.16

Diluted earnings per share:
Continuing operations	0.33	0.16
Discontinued operations	-	-

Diluted earnings per share	0.33	0.16

Basic weighted-average shares	187,332,372	186,985,582
Diluted weighted-average shares	197,418,787	187,621,398

Adecco SA - Q1 2005 Results	Page 5 of 8

PRESS RELEASE - Annexes

Revenues and Operating Income by Division & Geographical Segment

Q1 2005	Revenues				Operating Income(1)

EUR millions	2005	2004	Variance %		2005	2004	Variance %

			EUR	Constant			EUR	Constant

Adecco Staffing

Europe	2,435	2,242	9	8	89	82	8	8
North America	617	648	-5	-1	1	2	-29	-29
Asia Pacific	426	364	17	19	15	6	154	155
Rest of World	103	91	14	18	3	3	40	48

Total	3,581	3,345	7	8	108	93	17	17

Ajilon Professional
Europe	226	201	12	13	8	7	9	11
North America	184	159	16	20	12	6	102	109
Asia Pacific	58	52	11	14	2	2	8	11
Rest of World

Total	468	412	13	16	22	15	48	51

LHH Career Services
Europe	6	7	-10	-10	0	1	-116	-116
North America	31	36	-15	-11	5	10	-49	-47
Asia Pacific
Rest of World

Total	37	43	-14	-11	5	11	-54	-52

Total Operating Units	4,086	3,800	8	9	135	119	14	15

Adecco Group Summary

By Division

Adecco Staffing	3,581	3,345	7	8	108	93	17	17
Ajilon Professional	468	412	13	16	22	15	48	51
LHH Career Services	37	43	-14	-11	5	11	-54	-52

By Region

Europe	2,667	2,450	9	9	97	90	7	7
North America	832	843	-1	3	18	18	4	8
Asia Pacific	484	416	16	19	17	8	117	120
Rest of World	103	91	14	18	3	3	40	48

Corporate Expenses					-27	-59
Amortisation of Intangibles					-	-

Adecco Group	4,086	3,800	8	9	108	60	82	88

1) Contribution (Operating income before amortisation) on the division level

Adecco SA - Q1 2005 Results	Page 6 of 8

PRESS RELEASE - Annexes

Consolidated Balance Sheets

EUR millions	April 3,	January 2,
	2005	2005

ASSETS
Current Assets
Cash and cash equivalents	574	879
Short-term investments	518	324
Trade accounts receivable, net	3,060	3,149
Other current assets	390	260

Total current assets	4,542	4,612

Property, equipment and leasehold improvements, net	255	261
Other assets	353	364
Intangibles, net	9	8
Goodwill, net	1,233	1,196

Total assets	6,392	6,441

LIABILITIES
Current liabilities
Short-term debt and current
maturities of long-term debt	734	230
Accounts payable and accrued expenses	2,925	3,025

Total current liabilities	3,659	3,255

Long-term debt, less current maturities	719	1,272
Other liabilities	140	139

Total liabilities	4,518	4,666

Minority interests	19	2

SHAREHOLDERS' EQUITY
Common shares	117	116
Additional paid-in capital	2,029	2,026
Accumulated deficit	(294)	(356)
Accumulated other comprehensive income / (loss), net	4	(12)

	1,856	1,774
Less: Treasury stock, at cost	(1)	(1)

Total shareholders' equity	1,855	1,773

Total liabilities and shareholders' equity	6,392	6,441

Adecco SA - Q1 2005 Results	Page 7 of 8

PRESS RELEASE - Annexes

Consolidated Statements of Cash Flows

EUR millions	Three months ended

	April 3,	March 28,
	2005	2004

CASH FLOWS FROM OPERATING ACTIVITIES OF CONTINUING OPERATIONS
Net income	63	30
Adjustments to reconcile net income to cash flows from
operating activities of continuing operations:
(Income) / loss from discontinued operations	-	-
Depreciation and amortisation	26	30
Other charges	16	14
Changes in operating assets and liabilities, net of acquisitions:
Trade accounts receivable	116	98
Accounts payable and accrued expenses	(154)	(65)
Other assets and liabilities	1	(19)

Cash flows from operating activities of continuing operations	68	88

CASH FLOWS FROM INVESTING ACTIVITIES OF CONTINUING OPERATIONS
Capital expenditures, net of proceeds	(14)	(12)
Acquisition (49% in Altedia)	(40)	-
Increase of restricted cash (tender offer for remaining 51% in Altedia)	(63)	-
Purchase of short-term investments	(280)	-
Proceeds from sale of short-term investments	85	51
Cash settlements on derivative instruments	-	8
Other acquisition and investing activities, net	(4)	(1)

Cash flows from/(used in) investing activities of continuing operations	(316)	46

CASH FLOWS FROM FINANCING ACTIVITIES OF CONTINUING OPERATIONS
Net increase / (decrease) in short-term debt	10	13
Repayment of long-term debt	(65)	(2)
Cash settlements on derivative instruments	(10)	7

Cash flows from/(used in) financing activities of continuing operations	(65)	18

Effect of exchange rate changes on cash	8	3

Net increase / (decrease) in cash and cash equivalents	(305)	155

Cash and cash equivalents:
Beginning of period	879	565

End of period	574	720

Adecco SA - Q1 2005 Results	Page 8 of 8